PRESS RELEASE
For Immediate Release

21 June 2002, Toronto, Ontario

Not for release, publication or distribution in or into Australia or Japan

RECOMMENDED SHARE EXCHANGE OFFER BY MERIDIAN GOLD INC.
FOR BRANCOTE HOLDINGS PLC (THE “OFFER”)

Completion of the acquisition by Brancote of the minority interest in
Minera El Desquite SA (“MED”)

Meridian Gold Inc. (“Meridian”) and Brancote Holdings PLC (“Brancote”) are pleased to announce the completion of the acquisition by Brancote of the minority interests in MED. In accordance with the terms of the sale and purchase agreement, valid acceptances of the Offer in respect of the 27,377,806 Brancote shares issued as consideration have been received by Meridian from the sellers of the minority interests in MED, representing approximately 24 per cent of the enlarged issued share capital of Brancote.

The first closing date of the Offer is 3.00 p.m. on 26 June 2002.

Meridian has filed a registration statement on Form F-4 with the SEC that includes the offer document/prospectus relating to the exchange offer. Brancote shareholders are urged to read the offer document/prospectus before they make any decision with respect to the exchange offer. Brancote shareholders and Meridian shareholders may obtain a free copy of the offer document/prospectus and other documents filed by Meridian with the SEC at the SEC’s website at www.sec.gov. The offer document/prospectus and other documents may also be obtained for free upon written or oral request from Meridian, 9670 Gateway Drive, Suite 200, Reno, Nevada 89511-8953 USA, attention Heather Fatzer, telephone +1 775 850 3777.

PRESS ENQUIRIES

Meridian Wayne Hubert	Tel: +1 775 850 3730

Standard Bank London Limited Andrew King	Tel: +44 20 7815 4311

BMO Nesbitt Burns Inc. Egizio Bianchini	Tel: +1 416 359 6196

Brancote Richard Prickett Bill Humphries	Tel: +44 20 7495 5366

Brown, Shipley & Co. Limited	Tel: +44 20 7606 9833

William Staple

Holborn David Bick	Tel: +44 20 7929 5599

The Offer is not being made, directly or indirectly, in or into Australia or Japan, or by the use of, the mails of or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia or Japan.

Standard Bank, which is regulated in the UK by the Financial Services Authority, is acting for Meridian and no one else in connection with the Offer and will not be responsible to anyone other than Meridian for providing the protections afforded to clients of Standard Bank nor for providing advice in relation to the Offer.

Brown Shipley, which is regulated in the UK by the Financial Services Authority, is acting for Brancote and no one else in connection with the Offer and will not be responsible to anyone other than Brancote for providing the protections afforded to clients of Brown Shipley nor for providing advice in relation to the Offer.

For further information, please contact:

Wayne M. Hubert Vice President, Corporate Development & Investor Relations Meridian Gold Inc.

Tel: (800) 572-4519 or (775) 850-3777 Fax: (775) 850-3733 E-mail: wayne.hubert@meridiangold.com